

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Daniel Bleak
Chief Executive Officer
Silver Horn Mining Ltd.
3266 W. Galveston Drive
Apache Junction, Arizona 85120

      Re: Silver Horn Mining Ltd.
              Form 10-K for the year ended December 31, 2010
                    Filed March 30, 2011
              Form 10-Q for the quarter ended March 31, 2011
                    Filed May 20, 2011
              File No. 0-25097

Dear Mr. Bleak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Consolidated Statement of Cash Flows, page F-6

1.   We note that your statement of cash flows starts with "loss from continuing operations", rather than "net loss." Please explain to us how this presentation is consistent with paragraph 230-10-45-28 of the FASB ASC. Revise future filings as necessary.

Note 6 – Stockholders' Deficit, page F-17

2.   We note that you have 3,000,000 shares of Series A Preferred Stock outstanding. Please explain to us why these shares are properly classified as permanent equity. Explain to us the significant

terms and conditions of these shares, including, conversion rates, dividend rates, liquidation preferences, etc. Revise your footnote disclosures accordingly.

Note 9 – Income Taxes, page F-20

3.   We note that as December 31, 2010 you had recorded $3.8 million of permanent tax differences. Please explain to us the significant components of this balance. Revise your future filings to disclose the nature of your permanent differences.

Form 10-Q for the quarter ended March 31, 2011

Note 7 – Subsequent Events, page 13

4.   We note that effective April 25, 2011, you changed your name to "Silver Horn Mining Ltd." and on April 26, 2011 you purchased certain mining claims from Can-Am Gold Corp. Please explain to us how you plan to account for your transactions with Can-Am Gold Corp.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

/s/ Lynn Dicker

Kevin L. Vaughn
Accounting Branch Chief